SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mine Safety Appliances Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

602720 10 4

(CUSIP Number)

Nelson W. Winter, Esquire

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, Pennsylvania 15219

(412) 288-3310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐*

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 602720 10 4

1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only). Irene Ryan Shaw
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions) 00
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization U.S.A.

Number Of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 464,729 (8) Shared Voting Power 1,765,870 (9) Sole Dispositive Power 464,729 (10) Shared Dispositive Power 1,765,870

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,599
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13)	Percent of Class Represented by Amount in Row (11) 5.7%
14)	Type of Reporting Person (See Instructions) IN

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Item 1. Security and Issuer.

Common Stock, no par value (the “Common Stock”), of Mine Safety Appliances Company (the “Company”), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2. Identity and Background.

(a) Name of Person Filing:	Irene Ryan Shaw

(b) Residence or Business Address:	9 Carriage House Lane Mamaroneck, NY 10543

(c) Present Principal Occupation:	Not-for-profit organization board member

(d)	During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On August 25, 2005, the undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of her qualification as co-executor of the Estate of Mary Irene Ryan, the mother of the undersigned, who died August 14, 2004. At the time of her death, Mary Irene Ryan owned 601,115 shares of Common Stock.

Item 4. Purpose of Transaction.

See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

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(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The undersigned beneficially owns (as defined in Rule 13d-3) 2,230,599 shares of Common Stock, or approximately 5.7% of the shares outstanding at February 18, 2005. For this purpose, shares outstanding includes shares held by the Company’s Stock Compensation Trust. The shares reported herein as beneficially owned by the undersigned include 590,097 shares jointly owned with the undersigned’s spouse, L. Edward Shaw, Jr. They do not include 71,434 additional shares of Common Stock beneficially owned by L. Edward Shaw, Jr., including 25,206 shares which may be acquired within 60 days upon exercise of outstanding stock options.

(b)	The undersigned has sole voting and dispositive power over 464,689 shares of Common Stock and shares with other persons voting and dispositive power over 1,765,870 shares of Common Stock. The following information with respect to such other persons is to the best knowledge and belief of the undersigned:

Name and Address	Present Principal Occupation	Number of Shares *
L. Edward Shaw, Jr. 9 Carriage House Lane Mamaroneck, NY 10543	Of Counsel, Gibson, Dunn & Crutcher LLP (full service law firm)	590,097

John T. Ryan III Mine Safety Appliances Company P.O. Box 426 Pittsburgh, PA 15230	Chairman and Chief Executive Officer of the Company	1,175,773

Daniel H. Ryan, MD 1821 Strong Road Victor, NY 14564	Medical Doctor, Strong Memorial Hospital	687,199

Michael D. Ryan 11720 N. Shore Cliff Lane Mequon, WI 53092	Professor of Chemistry, Marquette University	687,199

William F. Ryan 505 E. Fairmount Avenue State College, PA 16801	Research Scientist/Meteorologist, Pennsylvania State University	687,199

Julia Ryan Parker 29 Point O Woods Road Darien, CT 06820	Real Estate Agent, Prudential Wheeler Real Estate	687,199

John C. Unkovic 435 Sixth Avenue Pittsburgh, PA 15219	Partner and General Counsel, Reed Smith LLP (full service law firm)	159,156

*	The shares listed are only those shares as to which voting and dispositive power is shared with the undersigned. They do not include all shares of Common Stock beneficially owned by the named individuals.

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Each of the above individuals is a citizen of the United States of America. L. Edward Shaw, Jr. is the husband of the undersigned. John T. Ryan III, Daniel H. Ryan, Michael D. Ryan and William F. Ryan are brothers of the undersigned, and Julia Ryan Parker is the undersigned’s sister. L. Edward Shaw, Jr., John T. Ryan III and John C. Unkovic are directors of the Company.

To the knowledge of the undersigned, none of the above individuals has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of her qualification on August 25, 2004 as co-executor of her mother’s estate. The following are all transactions in Common Stock effected by the undersigned since 60 days prior to that date:

On June 30, 2004, the undersigned sold 150,000 shares of Common Stock at a price of $29.00 per share in an underwritten public secondary offering.

On September 22, 2004, the Estate of Mary Irene Ryan, of which the undersigned is co-executrix, made gifts of 86,697 shares of Common Stock.

On October 15, 2004, a distribution of 144,000 shares of Common Stock from a trust of which the undersigned’s mother was the life beneficiary was transferred to a joint account of the undersigned and her husband.

On December 23, 2004, the undersigned made gifts of 1,320 shares of Common Stock, of which 440 shares were given to a trust of which the undersigned is the trustee.

On January 11, 2005, the Estate of Mary Irene Ryan, of which the undersigned is co-executrix, sold 185,000 shares of Common Stock to the Company at a price of $46.36 per share.

On March 22, 2005, 59,406 shares of Common Stock were transferred from L. Edward Shaw, Jr., as custodian, to the undersigned, as trustee.

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(d)	The shares reported herein as beneficially owned include 1,235,619 shares of Common Stock held by the undersigned in various fiduciary capacities. Receipt of dividends or proceeds from the sale of those shares is for the benefit of the beneficiaries of the various fiduciary accounts holding those shares, in certain cases including the undersigned. No one beneficiary has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

See Item 5.

Item 7. Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Douglas K. McClaine
Irene Ryan Shaw
By Douglas K. McClaine
Attorney-In-Fact

Date: March 31, 2005

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